Exhibit 99.1

MoneyHero Group Reports Fourth Quarter and Full Year 2024 Results

●	Q4 net loss narrowed sharply to US$(18.8) million

●	Q4 Adjusted EBITDA loss improved to US$(2.9) million

SINGAPORE – April 29, 2025 -- MoneyHero Limited (Nasdaq: MNY) (“MoneyHero” or the “Company”), a leading personal finance aggregation and comparison platform, as well as a digital insurance brokerage provider in Greater Southeast Asia, today announced its financial results for the fourth quarter and full year ended December 31, 2024.

Management Commentary:

Rohith Murthy, Chief Executive Officer, stated:

“We closed out 2024 with a robust quarter of financial and operational results, making clear progress on our path towards profitability as we continue to focus on diversifying our revenue mix toward high-margin products, lowering operating expenses, and improving operational efficiency. Net loss narrowed sharply to US$(18.8) million from US$(94.3) million during the same period last year, and Adjusted EBITDA loss during the quarter improved substantially to US$(2.9) million - our best quarterly performance since going public. With registered members and approved applications increasing 42% and 21% year-over-year in 2024, we are confident in our ability to build upon this momentum and regain topline growth momentum with US$100 million in revenue and generate positive adjusted EBITDA on a quarterly basis in the second half of 2025.

In Q2 2024, we outlined five strategic pillars—Consumer Pull, Conversion Expertise, Operating Leverage, Strong Provider Partnerships, and Insurance Brokerage—and we’ve made meaningful progress across all of these. We launched seamless, end-to-end purchasing journeys in Travel and Car Insurance, substantially streamlined our operating model to create a leaner, lower-cost base, deepened banking partnerships following a major provider’s exit from key markets and significantly accelerated our insurance growth through targeted strategic collaborations.

These results directly reflect the impact our ‘efficiency’ strategy is having on building a more focused, resilient, and profitable business. We remain the largest credit card digital acquisition partner for the majority of banks across our geographies and are leveraging this strong market position to strategically broaden our focus toward high-margin verticals to improve revenue quality. Insurance revenue grew 40% in 2024 and now accounts for 10% of total revenue while wealth products revenue grew 138%, driven by strong demand for stock and bank account products. These verticals strengthen our margin profile while generating consistent and recurring revenue streams, both of which are key pillars of long-term sustainability. We also laid the foundation for scalable growth by materially lowering operating expenses and improving unit economics with an optimized cost structure across all markets, streamlined operations, and reduced paid marketing and rewards spend.

Looking ahead to 2025, we will maintain our focus on scaling high-margin verticals, particularly insurance, while continuing to tighten cost controls and simplifying workflows. Our product and tech strategy continues to follow a ‘buy-over-build’ philosophy, enabling faster innovation through strategic partnerships, including new initiatives in AI and automation that are already underway.

Our commitment to becoming an AI-first organization is already translating into several impactful initiatives across the business. We are actively working on deploying AI-powered customer service tools designed to significantly reduce inquiry volumes and achieve higher first-contact resolution rates. Additionally, we are piloting generative AI solutions to accelerate and scale content production efficiently. Throughout the organization, we are exploring opportunities to automate workflows using advanced AI tools and agentic AI to boost productivity, reduce operational overhead, and enable our teams to focus more strategically.

With a debt-free balance sheet, US$42.5 million in cash and cash equivalents, and a more efficient and scalable business model, we are well-equipped to capture a greater share of a large and growing addressable market and deliver sustainable, long-term value to shareholders.”

Danny Leung, interim Chief Financial Officer, added:

“Our strong results in the fourth quarter demonstrate the effectiveness of our strategy as we continue to make significant strides in the diversification of our revenue mix, expand partnerships with other key providers, and broaden our product offerings. We believe these adjustments position us well for sustained growth, and as providers scale their operations in different regions, we see opportunities to further strengthen our revenue base and deepen our market presence with them.

This quarter, we remained focused on executing our growth strategy and commenced our comprehensive reorganization and restructuring exercise to streamline operations and reduce costs. Our investments this quarter were squarely focused on customer acquisition, technology re-platforming, and data infrastructure, to build a solid foundation for future growth and profitability. These strategic investments were balanced by initiatives to streamline other aspects of our operations designed to enhance efficiency and drive returns.

Looking ahead, we expect adjusted EBITDA to consistently improve, building on the significant progress we made during the fourth quarter. With margins steadily improving, we are well-positioned drive growth momentum heading into 2025, strengthening our confidence to generate positive Adjusted EBITDA on a quarterly basis in the second half of 2025. Our comprehensive review of our organizational structure, completed alongside a successful reorganization this year, has strengthened our operational foundation and set the stage for continued sustainable growth.”

Fourth Quarter 2024 Financial Highlights

●	Revenue decreased by 40% year-over-year to US$15.7 million in the fourth quarter of 2024, driven primarily by a shift in focus toward diversifying revenue mix toward high-margin products such as insurance and wealth products, and the high base effect set during the same period last year with increased investment in marketing and customer acquisition to expand market share.

-	Revenue from insurance products increased by 10% year-over-year to US$2.1 million in the fourth quarter of 2024, accounting for 14% of total revenue, compared to 7% during the same period last year.

-	Revenue from wealth products increased by 195% year-over-year to US$2.4 million in the fourth quarter of 2024, accounting for 15% of total revenue, compared to 3% during the same period last year.

●	Cost of revenue decreased by 62% year-over-year to US$6.6 million, with advertising and marketing expenses decreasing by 23% year-over-year in the fourth quarter of 2024, as the Company focused on scaling higher margin verticals and optimizing rewards costs associated with the credit cards vertical and paid marketing spend across all markets.

●	Total operating costs and expenses, excluding net foreign exchange differences, decreased to US$25.2 million in the fourth quarter of 2024 from US$45.6 million during the same period last year. Operating costs and expenses in the fourth quarter of 2023 included significant transaction costs associated with the listing as well as certain write-offs of intangible assets which are further detailed in the adjusted EBITDA reconciliation below.

●	Foreign exchange loss of US$8.9 million in the fourth quarter of 2024 was driven by the weakening of local currencies against the US dollar from end September 2024 to end December 2024.

●	Net loss for the period narrowed sharply to US$(18.8) million during the fourth quarter of 2024, compared to US$(94.3) million in the same period last year, primarily due to non-operating expenses including share-based payments to effect the merger with Bridgetown Holdings and finance costs.

●	Adjusted EBITDA loss improved to US$(2.9) million in the fourth quarter of 2024 from US$(4.6) million in the prior year period.

Full Year 2024 Financial Highlights

●	Revenue decreased by 1% year-over-year to US$79.5 million for the full year 2024, driven primarily by a shift in focus toward profitability by diversifying revenue mix toward high-margin products starting in the second half of 2024.

-	Revenue from insurance products increased by 40% year-over-year to US$8.2 million for the year 2024, accounting for 10% of total revenue, compared to 7% in the prior year.

-	Revenue from wealth products increased by 138% year-over-year to US$8.5 million for the year 2024, fueled by growth of stock account and bank account verticals.

●	Total operating costs and expenses, excluding net foreign exchange differences, increased by 3% year-over-year to US$114.9 million for the year 2024, primarily due to higher advertising and marketing expenses.

●	Net loss for the full year 2024 narrowed sharply to US$(37.8) million from US$(172.6) million in the prior year. Net loss for the full year 2023 includes US$143.4 million in non-operating expenses associated with share-based payments to effect the merger with Bridgetown Holdings, finance costs and changes in fair value of financial instruments.

●	Adjusted EBITDA loss was US$(23.7) million for the full year 2024, compared to US$(6.8) million in the prior year, largely attributable to strategic investments in marketing and customer acquisition during the first half of the year as well as increased operating costs associated with being a public company.

●	As of December 31, 2024, the Company had a debt-free balance sheet with US$42.5 million in cash and cash equivalents.

Fourth Quarter and Full Year 2024 Operational Highlights

●	Monthly Unique Users for the three months ended December 31, 2024 of 6.2 million

●	MoneyHero Group Members, to whom the Company provides more tailored product information and recommendations, grew by 42% year-over-year to 7.5 million as of December 31, 2024

●	Approved Application volumes increased by 21% year-over-year in 2024 to 767,000, driven by strong growth in the Company’s insurance products

Capital Structure

The table below summarizes the capital structure of the Company as of December 31, 2024:

Share Class	Issued and Outstanding
Class A Ordinary	28,653,467	[1]
Class B Ordinary	13,254,838
Preference Shares	2,407,575
Total Issued Shares	44,315,880
Employee Equity Options	690,055	[2]
Issued Class A Ordinary Shares Underlying Employee Equity Options	(690,055)[3]
Total Issued and Issuable Shares[4]	44,315,880

[1]	Includes 690,055 shares issued to Computershare Hong Kong Investor Services Limited (“Computershare”) which are held in trust pending exercise of share options and settlement by Computershare to the underlying exercising option holder.
[2]	Includes granted but unexercised options as well as exercised options, pursuant to which the shares have not yet been issued as of December 31, 2024.
[3]	Issued in advance to Computershare and held in trust pending exercise of share options and settlement by Computershare to the underlying exercising option holder.
[4]	Public Warrants, Sponsor Warrants, Class A-1 Warrants, Class A-2 Warrants and Class A-3 Warrants are excluded since they are out of the money.

Summary of financial / KPI performance

	For the Three Months Ended December 31,		For the Full Year Ended December 31,
	2024	2023	2024	2023
	(US$ in thousands, unless otherwise noted)
Revenue	15,723	26,397	79,511	80,671
Adjusted EBITDA	(2,922)	(4,613)	(23,666)	(6,763)

Clicks (in thousands)[5]	2,222	N/A	N/A	N/A
Applications (in thousands)[6]	363	504	1,779	1,713
Approved Applications (in thousands)[6]	172	204	767	636

Revenue breakdown

	For the Three Months Ended December 31,				For the Year Ended December 31,
	2024		2023		2024		2023
	US$	%	US$	%	US$	%	US$	%
	(US$ in thousands, except for percentages)
By Geographical Market:
Singapore	5,060	32.2	12,111	45.9	30,890	38.9	32,070	39.8
Hong Kong	7,386	47.0	8,390	31.8	30,443	38.3	26,947	33.4
Taiwan	1,296	8.2	1,967	7.5	5,137	6.5	6,743	8.4
Philippines	1,977	12.6	3,887	14.7	12,844	16.2	14,169	17.6
Malaysia	5	0.0	43	0.2	197	0.2	738	0.9
Other Asia	0	0.0	(0)	(0.0)	0	0.0	4	0.0

Total Revenue	15,723	100.0	26,397	100.0	79,511	100.0	80,671	100.0

By Source:
Online financial comparison platforms	13,594	86.5	21,831	82.7	66,815	84.0	66,926	83.0
Creatory	2,129	13.5	4,566	17.3	12,696	16.0	13,746	17.0

Total Revenue	15,723	100.0	26,397	100.0	79,511	100.0	80,671	100.0

By Vertical:
Credit cards	7,559	48.1	19,976	75.7	48,958	61.6	60,258	74.7
Personal loans and mortgages	3,373	21.5	3,487	13.2	12,185	15.3	10,166	12.6
Wealth	2,397	15.2	813	3.1	8,504	10.7	3,580	4.4
Insurance	2,125	13.5	1,928	7.3	8,181	10.3	5,853	7.3
Other verticals	269	1.7	193	0.7	1,683	2.1	814	1.0

Total Revenue	15,723	100.0	26,397	100.0	79,511	100.0	80,671	100.0

[5]	As of July 1, 2024, we transitioned from Universal Analytics to Google Analytics 4. Consequently, we are unable to provide comparable click data for this period following the transition. Please refer to the section titled “Key Performance Metrics and Non-IFRS Financial Measures” for more information regarding the change in methodology.
[6]	Due to the nature of our business, there is often a delay in receiving confirmation of the number of Applications and Approved Applications by our commercial partners. As a result, the disclosed figures may utilize estimations if data is unavailable.

Key Metrics

	For the Three Months Ended December 31, 2024
	(in millions, except for percentages)
Monthly Unique Users[7,8]
Singapore	1.4	23.1%
Hong Kong	1.1	17.2%
Taiwan	1.7	28.2%
Philippines	1.9	31.5%
Total	6.2	100.0%

Total Traffic [7,8]
Singapore	3.1	16.6%
Hong Kong	3.5	19.0%
Taiwan	5.7	30.7%
Philippines	6.3	33.7%
Total	18.6	100.0%

	As of December 31,
	2024		2023
	(in millions, except for percentages)
MoneyHero Group Members[8]
Singapore	1.3	17.7%	1.2	22.1%
Hong Kong	0.9	11.5%	0.7	13.0%
Taiwan	0.4	4.8%	0.3	4.8%
Philippines	5.0	66.1%	2.9	55.3%
Malaysia	0.0	0.0%	0.3	4.8%
Total	7.5	100.0%	5.3	100.0%

Conference Call Details

The Company will host a conference call and webcast on Tuesday, April 29, 2025, at 8:00 a.m. Eastern Standard Time / 8:00 p.m. Singapore Standard Time to discuss the Company’s financial results. The MoneyHero Limited (NASDAQ: MNY) Q4 and FY 2024 Earnings call can be accessed by registering at:

Webcast: https://edge.media-server.com/mmc/p/g36exn6g/

Conference call: https://register-conf.media-server.com/register/BI63a8f286c9b74092aff58fc8eb219749

The webcast replay will be available on the Investor Relations website for 12 months following the event.

[7]	As of July 1, 2024, we transitioned from Universal Analytics to Google Analytics 4. Consequently, we are unable to provide comparable monthly unique users and total traffic for this period following the transition. Please refer to the section titled “Key Performance Metrics and Non-IFRS Financial Measures” for more information regarding the change in methodology.
[8]	Malaysia’s ‘CompareHero’ brand was acquired by Jirnexu Sdn. Bhd in July 2024.

About MoneyHero Group

MoneyHero Limited (NASDAQ: MNY) is a leading personal finance aggregation and comparison platform, as well as a digital insurance brokerage provider in Greater Southeast Asia. The Company operates in Singapore, Hong Kong, Taiwan and the Philippines. Its brand portfolio includes B2C platforms MoneyHero, SingSaver, Money101, Moneymax and Seedly, as well as the B2B platform Creatory. The Company also retains an equity stake in Malaysian fintech company, Jirnexu Pte. Ltd., parent company of Jirnexu Sdn. Bhd., the operator of RinggitPlus, Malaysia’s largest operating B2C platform. MoneyHero had over 290 commercial partner relationships as at December 31, 2024, and had approximately 6.2 million Monthly Unique Users across its platform for the three months ended December 31, 2024. The Company’s backers include Peter Thiel—co-founder of PayPal, Palantir Technologies, and the Founders Fund—and Hong Kong businessman, Richard Li, the founder and chairman of Pacific Century Group. To learn more about MoneyHero and how the innovative fintech company is driving APAC’s digital economy, please visit www.MoneyHeroGroup.com.

Key Performance Metrics and Non-IFRS Financial Measures

Historically, we utilized data from Universal Analytics (“UA”), Google’s analytics platform, to measure three key business metrics: monthly unique users, traffic, and clicks. Effective July 1, 2024, Google Analytics 4 (“GA4”) replaced UA. The methodologies used in GA4 are different and not comparable to the methodologies used in UA. While Google has provided some guidance on these differences, Google has not made available sufficient information for us to assess the impact (whether positive or negative) of this transition on our key business metrics, nor can we quantify the extent of such impact. Furthermore, due to the adoption of GA4, we have adjusted our definitions of these key business metrics to enhance accuracy and align them more closely with previous definitions under UA. Therefore, we are unable to provide comparable data for monthly unique user, traffic, and clicks for any periods prior to July 1, 2024.

“Monthly Unique User” means as a unique user with at least one session in a given month as determined by a unique device identifier from GA4. A session begins when a user opens an app in the foreground or views a page or screen while no other session is currently active (e.g., the prior session has ended). A session concludes after 30 minutes of user inactivity. To measure Monthly Unique Users over a period longer than one month, we calculate the average of the Monthly Unique Users for each month within that period. If an individual accesses a website or app from different devices within a given month, each device is counted as a separate unique user. However, if an individual logs in and accesses a website or app using the same login across different devices, they will only be counted as one unique user.

“Traffic” means the total number of unique sessions in GA4. A unique session is a group of user interactions recorded when a user accesses a website or app within a 30-minute window. The current session concludes when there is 30 minutes of inactivity or users have a change in traffic source.

“MoneyHero Group Members” means (i) users who have login IDs with us in Singapore, Hong Kong and Taiwan, (ii) users who subscribe to our email distributions in Singapore, Hong Kong, Taiwan, the Philippines and Malaysia, and (iii) users who are registered in our rewards database in Singapore and Hong Kong. Any duplications across the three sources above are deduplicated.

“Clicks” means the sum of unique clicks by product item on a tagged “Apply Now” button on our website, including product result pages and blogs. We track Clicks to understand how our users engage with our platforms prior to application submission or purchase, which enables us to further optimize conversion rates.

“Applications” means the total number of product applications submitted by users and confirmed by our commercial partners.

“Approved Applications” means the number of applications that have been approved and confirmed by our commercial partners.

In addition to MoneyHero Group’s results determined in accordance with IFRS, MoneyHero Group believes that the key performance metrics above and the non-IFRS measures below are useful in evaluating its operating performance. MoneyHero Group uses these measures, collectively, to evaluate ongoing operations and for internal planning and forecasting purposes. MoneyHero Group believes that non-IFRS information, when taken collectively, may be helpful to investors because it provides consistency and comparability with past financial performance and may assist in comparisons with other companies to the extent that such other companies use similar non-IFRS measures to supplement their IFRS results. These non-IFRS measures are presented for supplemental informational purposes only and should not be considered a substitute for financial information presented in accordance with IFRS and may be different from similarly titled non-IFRS measures used by other companies. Accordingly, non-IFRS measures have limitations as analytical tools, and should not be considered in isolation or as substitutes for analysis of other IFRS financial measures, such as profit/(loss) for the year/period and profit/(loss) before income tax.

Adjusted EBITDA is a non-IFRS financial measure defined as loss for the year plus depreciation and amortization, interest income, finance costs, income tax expenses/(credit), impairments of non-financial assets, equity-settled share-based payment expenses, other long-term employee benefits expense/(credit), non-recurring costs related to strategic exercises, gain on disposal of Malaysian operations, transaction expenses, changes in the fair value of financial instruments, non-recurring legal fees, gain on derecognition of convertible loan and bridge loan and unrealized foreign exchange differences. Adjusted EBITDA Margin is defined as Adjusted EBITDA as a percentage of revenue.

A reconciliation is provided for each non-IFRS measure to the most directly comparable financial measure stated in accordance with IFRS. Investors are encouraged to review the related IFRS financial measures and the reconciliations of these non-IFRS measures to their most directly comparable IFRS financial measures. IFRS differs from U.S. GAAP in certain material respects and thus may not be comparable to financial information presented by U.S. companies. We currently, and will continue to, report financial results under IFRS, which differs in certain significant respects from U.S. GAAP.

	For the Three Months Ended December 31,		For the Year Ended December 31,
	2024	2023	2024	2023
	(US$ in thousands)
Loss for the period	(18,756)	(94,296)	(37,787)	(172,601)
Tax expenses	19	3	109	63
Depreciation and amortization	893	3,563	4,043	7,165
Interest income	(239)	(679)	(1,478)	(873)
Finance costs	8	13,657	25	19,028

EBITDA	(18,075)	(77,752)	(35,088)	(147,217)

Non-cash items:
Changes in fair value of financial instruments	526	(123)	(447)	57,333
Impairment of intangible assets	4,466	3,106	4,541	3,106
Equity settled share-based payment arising from employee share incentive scheme	1,631	5,653	3,179	6,629
Unrealized foreign exchange loss/(gain), net	8,523	(4,763)	4,197	(895)

Listing and other non-recurring strategic exercises related items:
Share-based payment arising from listing	-	67,027	-	67,027
Equity settled share-based payment arising from professional services in relation to listing	-	500	-	500
Transaction expenses	0	1,739	29	6,643
Gain on disposal of Malaysian operations	0	-	(600)	-
Other non-recurring costs related to strategic exercises	-	(0)	61	1

Other non-recurring items:
Other long-term employee benefits expense	-	0	-	110
Non-recurring legal fees	7	-	462	0

Adjusted EBITDA	(2,922)	(4,613)	(23,666)	(6,763)

Revenue	15,723	26,397	79,511	80,671
Adjusted EBITDA	(2,922)	(4,613)	(23,666)	(6,763)
Adjusted EBITDA Margin	(18.6)%	(17.5)%	(29.8)%	(8.4)%

Forward Looking Statements

This document includes “forward-looking statements” within the meaning of the United States federal securities laws and also contains certain financial forecasts and projections. All statements other than statements of historical fact contained in this communication, including, but not limited to, statements as to the Group’s growth strategies, future results of operations and financial position, market size, industry trends and growth opportunities, are forward-looking statements. Some of these forward-looking statements can be identified by the use of forward-looking words, including “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “predicts,” “intends,” “trends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. All forward-looking statements are based upon estimates and forecasts and reflect the views, assumptions, expectations, and opinions of the Company, which are all subject to change due to various factors including, without limitation, changes in general economic conditions. Any such estimates, assumptions, expectations, forecasts, views or opinions, whether or not identified in this communication, should be regarded as indicative, preliminary and for illustrative purposes only and should not be relied upon as being necessarily indicative of future results. The forward-looking statements and financial forecasts and projections contained in this communication are subject to a number of factors, risks and uncertainties. Potential risks and uncertainties that could cause the actual results to differ materially from those expressed or implied by forward-looking statements include, but are not limited to, changes in business, market, financial, political and legal conditions; the Company’s ability to attract new and retain existing customers in a cost effective manner; competitive pressures in and any disruption to the industries in which the Company and its subsidiaries (the “Group”) operates; the Group’s ability to achieve profitability despite a history of losses; and the Group’s ability to implement its growth strategies and manage its growth; the Group’s ability to meet consumer expectations; the success of the Group’s new product or service offerings; the Group’s ability to attract traffic to its websites; the Group’s internal controls; fluctuations in foreign currency exchange rates; the Group’s ability to raise capital; media coverage of the Group; the Group’s ability to obtain adequate insurance coverage; changes in the regulatory environments (such as anti-trust laws, foreign ownership restrictions and tax regimes) and general economic conditions in the countries in which the Group operates; the Group’s ability to attract and retain management and skilled employees; the impact of the COVID-19 pandemic or any other pandemic on the business of the Group; the success of the Group’s strategic investments and acquisitions, changes in the Group’s relationship with its current customers, suppliers and service providers; disruptions to the Group’s information technology systems and networks; the Group’s ability to grow and protect its brand and the Group’s reputation; the Group’s ability to protect its intellectual property; changes in regulation and other contingencies; the Group’s ability to achieve tax efficiencies of its corporate structure and intercompany arrangements; potential and future litigation that the Group may be involved in; and unanticipated losses, write-downs or write-offs, restructuring and impairment or other charges, taxes or other liabilities that may be incurred or required and technological advancements in the Group’s industry. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the Company’s annual report for the year ended December 31, 2023 on Form 20-F (File No.: 001-41838), registration statement on Form F-1 (File No.: 333-275205), and other documents to be filed by the Company from time to time with the U.S. Securities and Exchange Commission. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. In addition, there may be additional risks that the Company currently does not know, or that the Company currently believes are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. Forward-looking statements reflect the Company’s expectations, plans, projections or forecasts of future events and view. If any of the risks materialize or the Company’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. Forward-looking statements speak only as of the date they are made. The Company anticipates that subsequent events and developments may cause their assessments to change. However, while the Company may elect to update these forward-looking statements at some point in the future, the Company specifically disclaims any obligation to do so, except as required by law. The inclusion of any statement in this document does not constitute an admission by the Company or any other person that the events or circumstances described in such statement are material. These forward-looking statements should not be relied upon as representing the Company’s assessments as of any date subsequent to the date of this document. Accordingly, undue reliance should not be placed upon the forward-looking statements. In addition, the analyses of the Company contained herein are not, and do not purport to be, appraisals of the securities, assets, or business of the Company.

For inquiries, please contact:

Investor Relations:

MoneyHero IR Team

IR@MoneyHeroGroup.com

Media Relations:

MoneyHero PR Team

Press@MoneyHeroGroup.com

Consolidated Statements of Loss and Other Comprehensive Income

	For the Three Months Ended December 31,		For the Year Ended December 31,
	2024	2023	2024	2023
	(US$ in thousands except for loss per share)
Revenue	15,723	26,397	79,511	80,671

Cost and expenses:
Cost of revenue	(6,603)	(17,601)	(46,180)	(43,930)
Advertising and marketing expenses	(3,954)	(5,111)	(21,619)	(16,245)
Technology costs	(1,397)	(4,451)	(7,427)	(9,522)
Employee benefit expenses	(5,837)	(10,585)	(24,151)	(24,931)
General, administrative and other operating expenses	(7,454)	(7,863)	(15,543)	(16,725)
Foreign exchange differences, net	(8,921)	4,802	(4,783)	657

Operating loss	(18,444)	(14,411)	(40,192)	(30,026)

Other income/(expenses):
Other income	241	679	2,092	878
Share-based payment on listing	-	(67,027)	-	(67,027)
Finance costs	(8)	(13,657)	(25)	(19,028)
Changes in fair value of financial instruments	(526)	123	447	(57,333)

Loss before income tax	(18,737)	(94,293)	(37,678)	(172,538)
Tax expenses	(19)	(3)	(109)	(63)
Loss for the period	(18,756)	(94,296)	(37,787)	(172,601)
Other comprehensive income/(loss)
Other comprehensive income/(loss) that may be classified to profit or loss in subsequent periods (net of tax):
Exchange differences on translation of foreign operations	8,071	(4,098)	3,738	(820)
Other comprehensive income/(loss) that will not be reclassified to profit or loss in subsequent periods (net of tax):
Remeasurement of defined benefit plan	8	(9)	12	(30)
Other comprehensive income/(loss), net of tax	8,079	(4,107)	3,750	(850)

Total comprehensive loss, net of tax	(10,677)	(98,403)	(34,037)	(173,451)

Loss per share attributable to ordinary equity holders of the parent
Basic and diluted	(0.5)	(2.8)	(0.9)	(17.9)

Consolidated Statements of Financial Position

	As of December 31,
(US$ in thousands)	2024	2023

NON-CURRENT ASSETS
Non-current financial asset	600	-
Intangible assets	1,018	7,294
Property and equipment	215	190
Right-of-use assets	744	590
Deposits	25	26

Total non-current assets	2,601	8,100

CURRENT ASSETS
Accounts receivable	13,538	17,236
Contract assets	11,825	16,025
Prepayments and other assets	9,041	4,855
Tax recoverable	63	0
Pledged bank deposits	185	189
Cash and cash equivalents	42,522	68,641

Total current assets	77,174	106,947

CURRENT LIABILITIES
Income tax payable	32	-
Accounts and other payables	29,101	33,222
Warrant liabilities	1,393	1,840
Lease liabilities	442	575
Provisions	71	72

Total current liabilities	31,039	35,708

NET CURRENT ASSETS	46,135	71,239
TOTAL ASSETS LESS CURRENT LIABILITIES	48,736	79,339

NON-CURRENT LIABILITIES
Lease liabilities	294	31
Deferred tax liabilities	30	29
Provisions	185	194

Total non-current liabilities	509	255

Net assets	48,227	79,084

EQUITY
Issued capital	4	4
Reserves	48,223	79,080

Total equity	48,227	79,084